UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 1/11/2006 4:19 PM

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  July 28, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated July 27, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED REPORTS FISCAL 2007 FIRST QUARTER RESULTS AND UPCOMING MILESTONES

Increased loss result of previously announced one-time charges

For Immediate Release:

 July 27, 2006

Langley, British Columbia – AnorMED (TSX:AOM, AMEX:AOM) today released its financial results for Q1 Fiscal 2007 ended June 30, 2006 and provided an update on upcoming milestones based on the new strategic direction recently outlined by the Board. The new strategy is designed to transform the Company from a research focus into a successful, fully-integrated biopharmaceutical company built around the timely development and commercialization of MOZOBILTM in order to maximize shareholder value in both the near-term and long-term.

Key Developments for the First Quarter

?

Elected a new Board of Directors and adopted a new strategic plan – We re-evaluated our European development and commercialization plan and decided to pursue a full Marketing Authorization Approval in Europe (E.U.) for MOZOBIL in stem cell transplant. This will require a small development team for the E.U. to allow the Company to initiate additional Phase II clinical studies for MOZOBIL in the five major E.U. markets. Decision-making about partnering arrangements for the E.U. was deferred until after top-line data is available in 2007. In addition, development spending was reallocated and new priorities for each development program were re-established.

?

Completed 100% patient enrollment in the Phase III trial for MOZOBIL in stem cell transplant in multiple myeloma – On July 10, 2006 AnorMED announced that enrollment has been completed for its Phase III multiple myeloma (MM) trial, one of two pivotal Phase III trials being conducted with MOZOBIL for stem cell transplant.

“We are pleased with the performance of management in implementing the Board’s new strategic direction and we expect that we will continue to meet or exceed our stated corporate goals for the fiscal year,” said Kenneth Galbraith, AnorMED’s Chairman and Acting Chief Executive Officer. “One-time costs related to our Special Meeting of Shareholders held during the quarter substantially increased our loss this quarter.”

Upcoming Key Events/Milestones

In implementing its new strategy the Company expects the following key events and milestones to occur over the next 12 months with the corresponding calendar quarter indicated where appropriate:

?

Complete 100% patient enrollment in the Phase III trial for MOZOBIL for non-Hodgkin’s lymphoma (NHL) by Q4 2006

?

Initiate additional Phase II studies for MOZOBIL in transplant indications in the U.S. by Q1 2007 and the E.U. by Q2 2007

?

Announce top-line data for both Phase III trials for MOZOBIL by Q2 2007

?

Present additional Phase II data and host a Continuing Medical Education symposium (CME) on MOZOBIL at the American Society of Hematology (ASH) meeting scheduled to be held in Orlando, Florida from December 9 to 13, 2006

?

Initiate two pilot studies for new MOZOBIL indications by Q1 2007

?

Establish initial Company development team in the E.U. for MOZOBIL by Q1 2007

?

Present AMD070 safety and activity data at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007

?

Report progress towards selection of a lead CCR5 HIV inhibitor candidate by Q4 2006

?

Recruit a CEO and additional senior management during 2006 and 2007 to support development and commercialization of MOZOBIL

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MOZOBIL Development

MOZOBIL development continues to progress on schedule with two Phase III trials ongoing at up to 45 transplant centers in the U.S, Canada and E.U. AnorMED announced July 10, 2006 that the MM trial had completed its enrollment target of 300 patients. As of July 26, 2006, 247 of the required 300 patients (or 82%) had been enrolled in the Phase III study of patients with NHL. This study is progressing on schedule and we still expect to complete the full enrollment of the NHL study in 2006 and announce top-line data for both trials by the second calendar quarter of 2007.

Plans are also underway to initiate a series of additional Company-sponsored clinical studies in the U.S. and E.U. involving MOZOBIL commencing in the first calendar quarter of 2007. These studies will give physicians more experience using MOZOBIL in transplant. In addition, trials are being planned to investigate potential additional applications for MOZOBIL to improve the effectiveness of chemotherapy for leukemia patients.

Additional development work for MOZOBIL including work on the chemistry, manufacturing and controls section and the nonclinical section of the New Drug Application (NDA) continues in preparation for our NDA filing in 2007.

MOZOBIL Commercial Strategy

The Company believes that the optimal global commercial strategy for MOZOBIL is a combination of direct marketing by AnorMED sales forces and the use of local distributors and regional partners. We will continue to evaluate partnering options for MOZOBIL but will likely not complete any arrangements until after top-line data from the two Phase III trials is available. In the near-term, the commercial strategy will involve U.S. based key market research activities which will be implemented over the next 12 months including: the completion of retrospective Health Economic chart reviews for MOZOBIL, a scheduled ASH CME symposium and a planned CME symposium at the upcoming Tandem Transplant meeting. In the E.U. key precommercial activities include the completion of a qualitative market research project and the execution of the E.U. publication plan including a symposium at the European Bone Marrow Transplant Meeting.

AMD070 Development

The ongoing proof-of-principle clinical study of AMD070 in HIV patients (XACT) is continuing to accrue patients at one site in the U.S. and one site in the U.K. In addition, in Q1 of Fiscal 2007, we initiated a Phase I clinical study for AMD070 called XIST, which is a drug interaction study in healthy volunteers. We plan to submit additional efficacy and safety data on the initial cohorts on XACT for presentation at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007.

Other Updates

Executive searches for a new President and Chief Executive Officer and a Vice President of Regulatory Affairs are currently ongoing. A U.S. based recruiter has been retained to recruit for these positions and the Board and management hope to have candidates in place during this fiscal year.

On February 2, 2006, we announced the adoption of our Shareholder Rights Plan effective February 2, 2006 and expiring on February 2, 2016.  The Rights Plan is required to be confirmed at a meeting of our shareholders to be held no later than July 31, 2006 or it will expire. Our newly elected Board has decided not to put the rights plan to a vote of shareholders; accordingly, it will lapse on July 31, 2006.

Financial Strategy

As of June 30, 2006, the Company had cash resources of approximately $47 million. A variety of alternatives to access additional capital are currently being investigated. Discussions are ongoing surrounding the monetization of non-core assets, partnering of non-MOZOBIL assets and partnering of MOZOBIL outside of the U.S. and the E.U. Further funding to improve financial longevity and increase flexibility in future spending may also include raising additional equity

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capital. In the event that sufficient capital is unavailable from these sources on a timely basis, the Company could take steps to reduce its burn rate by reducing or deferring spending on non-MOZOBIL programs or delaying the expansion of additional MOZOBIL studies prior to top-line data becoming available.

Financial Results for the First Quarter Ended June 30, 2006

The Company reported a net loss of $18,112,000 (or $0.44 per common share) for the fiscal quarter ended June 30, 2006 as compared to a net loss of $12,784,000 (or $0.32 per common share) in the immediately prior quarter, the fourth quarter of Fiscal 2006 and a net loss of $8,025,000 (or $0.25 per common share) for the same quarter in the previous fiscal year, Fiscal 2006. The increased loss was due in part to the increased contract expenditures and additional personnel costs related to the Phase III trials for MOZOBIL of approximately $500,000 over the prior quarter. The remainder of the variance was the result of recognizing a significant portion of the costs associated with the Special Meeting of Shareholders held during the quarter.

“The first fiscal quarter included the majority of the expenses of the Special Meeting of Shareholders. These expenses, totalling $6.1 million, of which $4.8 million was expensed this quarter, were as expected from our guidance last quarter. In addition, non-cash stock based compensation expense for the quarter included an additional $496,000 related to accelerated vesting of options due to the change in control at the meeting. We do not expect these to be recurring costs,” said Bill Adams, AnorMED’s Chief Financial Officer. "Now that this meeting is behind us, going forward we can focus on our strategic objectives and we will continue to evaluate options for strengthening our balance sheet where appropriate.”

As at June 30, 2006, the Company had total cash resources of approximately $47 million. Capital expenditures for the quarter totalled approximately $614,000 relating mainly to the recently completed facility expansion to accommodate the growth in our staff. We expect to receive additional milestone payments of U.S. $6 million from Shire in Fiscal 2007 based on the receipt of additional approvals of FOSRENOLTM in the E.U.

Included in general and administrative expenses for the first fiscal quarter are approximately $2.0 million in legal and associated costs resulting from the Special Meeting of Shareholders held on April 21, 2006. A further amount of $1.3 million was charged to expense last quarter, the fourth fiscal quarter of 2006, related to the meeting. Also, a charge of $2.8 million was recorded in the first fiscal quarter of 2007 relating to severance payments and potential retention payments to senior management as a result of change of control provisions in severance agreements. Finally, stock-based compensation expense for the quarter included an additional $496,000 related to accelerated vesting of options due to the change in control and termination of employees during the quarter. An additional $1.3 million in potential retention payments and $392,000 in non-cash stock based compensation expense as a result of the change in control are expected to be expensed over the next two quarters.

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AnorMED Inc. - Financial Highlights
First Quarter Report - 2007

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars,
except share numbers)	As at June 30	As at March 31
	2006	2006
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$41,369	$56,758
Short-term investments	6,197	5,492
Accounts receivable	400	504
Prepaid expenses	1,114	1,353
Current portion of security deposit	100	100
	49,180	64,207
Long-term investment	264	282
Property and equipment, net	4,073	3,679

	$53,517	$68,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,994	$9,034

Long-term severance liabilities	842	-
	10,836	9,034

Shareholders' equity
Share capital
Issued and outstanding:
Common shares - 41,606,455	188,857	187,683
(March 31, 2006 - 41,229,405)
Additional paid-in capital	3,394	2,891
Accumulated deficit	(149,552)	(131,440)
Accumulated other comprehensive loss	(18)	-
	42,681	59,134

	$53,517	$68,168

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,		For the three months ended
except per share amounts)			June 30
	2006		2005
	(unaudited)		(unaudited)
Revenue
Licensing	$4		$25

Expenses
Research and development	10,468		6,813
General and administrative	7,968		1,733
Amortization	218		208
	18,654	#	8,754
Other income (expense)
Interest and other income	582		414
Foreign exchange gain (loss)	(44)		290
	538		704

Net loss	$(18,112)		$(8,025)

Loss per common share	$(0.44)		$(0.25)

Diluted loss per common share	$(0.44)		$(0.25)

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
					Accumulated
(In thousands of Canadian dollars,				Additional	other			Total
except share numbers)	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive		shareholders'
(unaudited)	Number	Amount	deficit	capital	loss	loss		equity

Balance at March 31, 2006	41,229,405	$187,683	$(131,440)	$2,891	$-	$-	#	$59,134
Issued for cash	3,750	23	-	-	-	-		23
Issued on exercise of options	373,300	1,151	-	(132)	-	-		1,019
Stock-based compensation	-	-	-	635	-	-		635
Unrealized loss on available-for-sale securities	-	-	-	-	(18)	(18)		(18)
Net loss	-	-	(18,112)	-	-	(18,112)		(18,112)
Comprehensive loss for the period	-	-	-	-	-	$(18,130)

Balance at June 30, 2006	41,606,455	$188,857	$(149,552)	$3,394	$(18)		#	$42,681

					Accumulated
				Additional	other			Total
	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive		shareholders'
	Number	Amount	deficit	capital	loss	loss		equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$-	$-	#	$65,511
Issued for cash	14,800	51	-	-	-	-		51
Issued on exercise of options	1,399	7	-	(3)	-	-		4
Stock-based compensation	-	-	-	333	-	-		333
Net loss	-	-	(8,025)	-	-	-		(8,025)

Balance at June 30, 2005	31,845,692	$153,844	$(97,998)	$2,028	$-		#	$57,874

CONSOLIDATED STATEMENTS OF CASH FLOWS
		For the three months ended
(In thousands of Canadian dollars)		June 30
	2006	2005
	(unaudited)	(unaudited)
Cash provided by (used in):

Operations:
Net loss	$(18,112)	$(8,025)
Items not involving cash
Amortization	218	208
Loss on disposal of property and equipment	2	11
Unrealized foreign exchange gain on long-term investment	-	(4)
Compensatory stock options	635	333
Adjustment to reconcile net income to net cash provided by operating activities
Accounts receivable	104	171
Prepaid expenses	239	80
Accounts payable and accrued liabilities	960	(359)
Long-term severance liabilities	842	-
	(15,112)	(7,585)
Investments:
Net purchase of short-term investments	(705)	(8,130)
Proceeds on disposal of property and equipment	-	16
Purchase of property and equipment	(614)	(236)
	(1,319)	(8,350)
Financing:
Issuance of shares, net of share issue costs	1,042	55

Decrease in cash and cash equivalents	(15,389)	(15,880)
Cash and cash equivalents, beginning of the period	56,758	57,834

Cash and cash equivalents, end of the period	$41,369	$41,954

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About MOZOBIL

MOZOBIL is a stem cell mobilizer used in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 45 major centres in the U.S., Canada and the E.U. involving 600 cancer patients with either non-Hodgkin's lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.

The Company has completed enrollment in the MM Phase III trial and expects to complete enrollment in the NHL Phase III trial by the end of 2006 and announce top-line results from both studies by the second calendar quarter of 2007. If successful, the results of these clinical studies would be the basis for filings in the United States, Canada, the E.U. and other countries seeking approval to market MOZOBIL for these indications.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors. AnorMED’s corporate strategy is designed to transform the Company from a research focus into a successful, fully-integrated biopharmaceutical company built around the timely development and commercialization of MOZOBIL in order to maximize shareholder value in both the near-term and long-term.

The Company’s product pipeline includes MOZOBIL, currently in Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof-of-principle Phase I/II studies in HIV patients; and several novel classes of compounds in preclinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward-looking information within the meaning of applicable securities laws in Canada.  Forward-looking statements or information include, but are not limited to, statements about: our expectations with respect to enrollment for, completion of, and reporting on our various clinical trials; our expectations for the timing and grant of regulatory approvals; our plans to commence building commercial infrastructure for MOZOBIL; our intentions relating to the future of the CCR5 research program; our plans for an E.U. development organization; our expectations with respect to increasing our workforce and completing executive searches; favorable top-line data results, plans relating to additional clinical trials; plans related to additional applications of MOZOBIL; and, the availability of further financing and our plans in the event sufficient capital is not available from alternative sources of funding.  The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.  Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to: our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, and specifically, drug candidates that interact with chemokine receptors, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to

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commercialize these drug candidates; our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization; clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs; our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals; development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do; our limited manufacturing, sales, marketing and distribution experience; our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs; and, our ability to successfully attract and retain skilled and experienced personnel.  Other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information are discussed in our filings with the Securities and Exchange Commission and the securities regulatory authorities in Canada.  Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise after the date hereof, except as may be required by law.

Teleconference Call Notification: July 27, 2006 4:30 pm/EDT (1:30 pm/PDT)

On Thursday, July 27, 2006, AnorMED Inc. will host a teleconference call at 4:30 pm/EDT (1:30 pm/PDT). To participate in the teleconference please dial, 1-800-733-8619 in Canada and the U.S. or 1-212-231-6036 Internationally before 4:30 pm/EDT. This call will be taped, available one hour after the teleconference, and on replay until Aug 26, 2006. To hear a complete replay, please call 1-800-558-5253. The reservation number required for access is 21299653. This call will also be webcast from AnorMED’s website at www.anormed.com.

For further information:

Company Contact: W.J. (Bill) Adams, Chief Financial Officer, Tel:  604-530-1057, wjadams@anormed.com or

Kim Nelson, Manager, Investor Relations, Tel: 604-532-4654, knelson@anormed.com

Media Contact: Karen Cook-Boas, 604-739-7500, kcook@hoggan.com